PDC 2004-2006 DRILLING PROGRAM

SUPPLEMENT DATED FEBRUARY 9, 2005

TO PROSPECTUS DATED MAY 26, 2004

RED DESERT BASIN, WYOMING PROSPECT

Additional Current Prospect Area

Wyoming. The Red Desert Basin, located in southwestern Wyoming, is a fourth potential prospect area. Successful wells drilled in this area are expected to produce primarily natural gas with small associated amounts of oil and water. Several upper Cretaceous and Tertiary aged sandstone reservoirs are prospective for commercial hydrocarbon production in the prospect area. The deepest potential targets are part of the Mesaverde including the Lewis, Fox Hills and Lance formations. In addition, shallower Tertiary aged Fort Union and Wasatch Sands may be secondary targets. Well depths may range approximately from 8,000 to 12,000 feet or more depending upon structural position within the basin. It is anticipated that several stacked sandstone sequences may be productive in a single well. Wells may range from development, field extension to exploratory and will likely be drilled offsetting previously drilled wells where electric well log information is available.

Summary of Prospect Area
Prospect	Productive Formation	Depth Range (Ft.)	Reservoir Type	Productive Interval Thickness	Production Type
Red Desert Basin Wyoming	Lance Lewis / Fox Hills Lower Mesaverde	8,000 to 10,000 9,000 to 11,000 10,000 to 13,000	Sandstone Sandstone Sandstone	50 - 200 Ft. 50 - 200 Ft. 25 - 150 Ft.	Gas Gas Gas

FOOTAGE BASED RATES

Location	Target Formations	Approximate Well Depth	Intangible Drilling and Completion Costs	Intangible Dry Hole Cost
Red Desert Basin Wyoming	Cretaceous and Tertiary Sands	8,000 to 12,000 Ft.	$150 per foot.	$85 per foot.

PER WELL OPERATING CHARGES
Well Location	Monthly Partnership Administration	Monthly Welltending Fee
Red Desert Basin Wyoming	$75	$600

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Drilling and Operating Agreement

Each partnership will bear its proportionate share of the cost of drilling and completing or drilling and abandoning wells, where we serve as operator as follows:

  The cost of the prospect; and
  For intangible well costs:

(a) For each well completed and placed in production, an amount equal to the depth of the well in feet at its deepest penetration as recorded by the drilling contractor multiplied by the "intangible drilling and completion cost" in the following table, plus the actual extra completion cost of zones completed in excess of the cost of the first zone and actual additional costs incurred in the event that an intermediate or third string of surface casing is run, rig mobilization and trucking costs, the additional cost for directional drilling and drill stem testing, sidetracking, fishing of drilling tools, lost circulation, lodged drill string, heaving formation; and

(b) For each well which the partnership elects not to complete, an amount equal to the "intangible dry hole cost" in the following table, plus the additional costs incurred in the event that an intermediate or third string of surface casing is run, rig mobilization and trucking costs, the additional cost for directional drilling and drill stem testing, sidetracking, fishing of drilling tools, lost circulation, lodged drill string, heaving formation; and

3) The tangible costs of drilling and completing the partnership wells and of gathering pipelines necessary to connect the well to the nearest appropriate sales point or delivery point. To the extent that a partnership acquires less than 100% of a prospect, its drilling and completion costs of that prospect will proportionately decrease. The depth used for determining well charges will be the deepest penetration by the drilling bit.

FOOTAGE BASED RATES
Location	Target Formations	Approximate Well Depth	Intangible Drilling And Completion Costs	Intangible Dry Hole Cost
Wattenberg Field Colorado	Cretaceous Codell	6,500' - 7,800'	$60 per foot	$20 per foot
Wattenberg Field Colorado	Cretaceous J Sandstone	7,000' - 8,000'	$72 per foot	$23 per foot
Piceance Basin Colorado	Cretaceous Mesaverde	7,000' - 10,000'	$150 per foot	$85 per foot
Sand Wash Basin Colorado	Cretaceous and Tertiary Sands	8000' - 12,000'	$150 per foot	$85 per foot

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ON FEBRUARY 9, 2005, PETROLEUM DEVELOPMENT CORPORATION, THE MANAGING GENERAL PARTNER ANNOUNCED THAT THE OFFERING OF UNITS IN THE FIFTH PARTNERSHIP, PDC 2005-A LIMITED PARTNERSHIP, HAS TERMINATED. THE PARTNERSHIP WAS COMPRISED OF A TOTAL OF 1,1996.8169 UNITS OF GENERAL AND LIMITED PARTNERSHIP INTEREST, AGGREGATING $39,936,341 PURCHASED BY 1,527 INVESTING PARTNERS.

ON OCTOBER 1, 2004, PETROLEUM DEVELOPMENT CORPORATION, THE MANAGING GENERAL PARTNER ANNOUNCED THAT THE OFFERING OF UNITS IN THE FOURTH PARTNERSHIP, PDC 2004-D LIMITED PARTNERSHIP, HAS TERMINATED. THE PARTNERSHIP WAS COMPRISED OF A TOTAL OF 1,749.95 UNITS OF GENERAL AND LIMITED PARTNERSHIP INTEREST, AGGREGATING $34,999,027 PURCHASED BY 1,111 INVESTING PARTNERS.

ON AUGUST 12, 2004, PETROLEUM DEVELOPMENT CORPORATION, THE MANAGING GENERAL PARTNER ANNOUNCED THAT THE OFFERING OF UNITS IN THE THIRD PARTNERSHIP, PDC 2004-C LIMITED PARTNERSHIP, HAS TERMINATED. THE PARTNERSHIP WAS COMPRISED OF A TOTAL OF 899.86 UNITS OF GENERAL AND LIMITED PARTNERSHIP INTEREST, AGGREGATING $17,997,637 PURCHASED BY 672 INVESTING PARTNERS.

ON JULY 2, 2004, PETROLEUM DEVELOPMENT CORPORATION, THE MANAGING GENERAL PARTNER ANNOUNCED THAT THE OFFERING OF UNITS IN THE SECOND PARTNERSHIP, PDC 2004-B LIMITED PARTNERSHIP, HAS TERMINATED. THE PARTNERSHIP WAS COMPRISED OF A TOTAL OF 899.91176 UNITS OF GENERAL AND LIMITED PARTNERSHIP INTEREST, AGGREGATING $17,998,359 PURCHASED BY 672 INVESTING PARTNERS.

THE MANAGING GENERAL PARTNER WILL COMMENCE THE OFFER AND SALE OF UNITS OF GENERAL PARTNERSHIP INTERESTS AND UNITS OF LIMITED PARTNERSHIP INTEREST IN THE SIXTH PARTNERSHIP OF THE SERIES OF LIMITED PARTNERSHIPS BEING OFFERED IN PDC 2004-2006 DRILLING PROGRAM. THE PDC 2005-B LIMITED PARTNERSHIP WILL BEGIN ACCEPTING SUBSCRIPTION AGREEMENTS ON APRIL 4, 2005 AT 9:00 A.M. EDT. THE 2005-B LIMITED PARTNERSHIP WILL BE OFFERING INVESTORS WHO SATISFY THE PROGRAM'S SUITABILITY REQUIREMENTS THE OPPORTUNITY TO PURCHASE UP TO $40 MILLION IN UNITS OF GENERAL PARTNERSHIP INTEREST AND UNITS OF LIMITED PARTNERSHIP INTEREST. A MINIMUM OF $4.0 MILLION IN UNITS MUST BE SOLD BY THE OFFERING TERMINATION DATE IN ORDER TO ALLOW THE OFFERINGS OF PDC 2005-B LIMITED PARTNERSHIP TO CLOSE. THE OFFERING OF UNITS IN PDC 2005-B LIMITED PARTNERSHIP WILL CONTINUE UNTIL APRIL 30, 2005 UNLESS TERMINATED SOONER.